

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2026

Charles A. Ross, Jr.
Chief Executive Officer
AMERICAN REBEL HOLDINGS INC
218 3rd Avenue North, #400
Nashville, Tennessee 37201

> **Re: AMERICAN REBEL HOLDINGS INC**
> **Registration Statement on Form S-1**
> **Filed on January 16, 2026**
> **File No. 333-292764**

Dear Charles A. Ross Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing